Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT OF THE RESOLUTION PASSED
AT THE FIRST EXTRAORDINARY GENERAL MEETING 2011
The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolution proposed at the first extraordinary general meeting 2011 (the “EGM”) held on Friday, 14 October 2011 at 10 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China (the “PRC”). The resolution was duly passed.
There were a total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolution considered at the EGM. There were no restrictions on any shareholder casting votes on the proposed resolution at the EGM. The shareholders and authorized proxies holding an aggregate of 21,724,668,787 shares, representing 76.86% of the total voting shares of the Company were present at the EGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The EGM was chaired by Mr. Yuan Li, Chairman of the Board.

Commission File Number 001-31914
The poll results in respect of the resolution proposed at the EGM are as follows:

Attending
	For		Against		Abstain		and Voting
	No. of shares		No. of shares		No. of shares
Resolution	voted	%	voted	%	voted	%	No. of shares
As a special resolution
To consider and approve the resolution in relation to the issue of subordinated term debts of China Life Insurance Company Limited	21,713,519,652	99.948679	557,135	0.002565	10,592,000	0.048756	21,724,668,787
The resolution was duly passed as a special resolution. The issue of subordinated term debts as referred to in this special resolution is subject to the approvals from the China Insurance Regulatory Commission and other relevant governing authorities.
The full text of the resolution is set out in the circular and notice of the EGM dated 26 August 2011.
Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 14 October 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh